UNITED STATES                OMB APPROVAL
    SECURITIES AND EXCHANGE COMMISSION       OMB Number: 3235-0145
          WASHINGTON, D.C. 20549             Expires: October 31, 1994

                       SCHEDULE 13G          Estimated average burden
                                             hours per response ....  14.90

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             CareInsite, Inc.
                             (Name of Issuer)

                       Common Stock - $.01 par value
                      (Title of Class of Securities)

                                 14170M106
                              (CUSIP Number)

                                                                   ___
Check the following box if a fee is being paid with the statement /___/.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13G

CUSIP No.     14170M106            Page      2      of       6       Pages

  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cerner Corporation
                  # 43-1196944

                                                                  ___
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /___/
                                                                  ____
                  Not Applicable                            (b)  /___/


  3       SEC USE ONLY


  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


 NUMBER OF            5       SOLE VOTING POWER
   SHARES                          13,149,259
BENEFICIALLY
  OWNED BY            6       SHARED VOTING POWER
   EACH                            0
 REPORTING
PERSON WITH           7       SOLE DISPOSITIVE POWER
                                   13,149,259

                      8       SHARED DISPOSITIVE POWER
                                   0


  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,149,259


 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*             Not Applicable


 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               18.7%


 12       TYPE OF REPORTING PERSON*
               CO

                    * SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1:

          (a)  Name of Issuer:  CareInsite, Inc., a Delaware  corporation

          (b)  Address of Issuer's Principal Executive Offices:

               669 River Drive
               River Drive Center II
               Elmwood Park, New Jersey  07407

ITEM 2:

          (a) Name of Person Filing: This Schedule 13G is filed by Cerner Corporation pursuant to Rule 13d-1(c) of the Securities and Exchange Act of 1934, as amended (the "Act").

          (b)  Address of Principal Business Office or, if none, Residence:

               The business address for Cerner Corporation is 2800 Rockcreek Parkway, Suite 601, Kansas City, Missouri 64117.

          (c)  Citizenship:   Cerner Corporation is a Delaware corporation.

          (d) Title of Class of Securities: Common stock, par value $.01 per share.

          (e)  CUSIP No.:   14170M106

ITEM 3:

          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable

ITEM 4:   Ownership

          As of June 16, 1999:

          (a)  Amount beneficially owned/Percent of class:

               Cerner Corporation directly and beneficially owned
               13,149,259 shares (or 18.7%) of the 70,410,134 shares
               outstanding on June 16, 1999.

          (b)  Number of shares of which such person has:

               (i)       sole power to vote or to direct the vote:
                         13,149,259 shares

               (ii)      shared power to vote or to direct the vote:
                         0 shares

               (iii) sole power to dispose or to direct the disposition of:
                         13,149,259 shares

               (iv) shared power to dispose or to direct the disposition
                    of:
                    0 shares

ITEM 5:   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6:   Ownership of More than Five Percent on Behalf of Another Person.

          No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the common stock of the issuer owned by the reporting persons.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

ITEM 8:   Identification and Classification of Members of the Group.

          Not applicable.

ITEM 9:   Notice of Dissolution of Group.

          Not applicable.

ITEM 10:  Certification.

          Not applicable.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 1999                   CERNER CORPORATION



                                        By:    /s/ Randy Sims
                                             Name: Randy Sims
                                             Title: Vice President